UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	N/A
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong

(Address of Principal Executive Offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Shares, $0.04 par value	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

N/A

Item 1.	Description Of Registrant’s Securities To Be Registered.

The following description summarizes the material terms and provisions of the Company’s capital stock. For the complete terms of the Company’s capital stock, please refer to the Company’s Memorandum of Association, as amended (“Memorandum”), and Articles of Association (“Articles”), as amended, which are attached hereto and incorporated herein by reference.

GENERAL

The Company is authorized to issue 12,500,000 ordinary shares, US$0.04 par value (“Common Shares”), and 250,000 preference shares, US$0.04 par value (“Preferred Shares”).

COMMON SHARES

Voting. Holders of Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Directors are elected by a plurality of the shares present in person or by proxy at any meeting of shareholders called for such purpose and entitled to vote in such election. When a quorum is present at any meeting of shareholders, any matter to be voted upon by the shareholders at such meeting is decided by a majority of the votes of the shares present or represented and voting on the matter.

Dividends. Subject to the preferential and other dividend rights of any outstanding series of Preferred Shares, holders of Common Shares are entitled to equal dividends per share when, as and if declared by the Company’s board of directors. The board of directors may, in its sole discretion, declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as they may determine. Dividends shall only be declared and paid out of surplus. Any dividends that remain unclaimed for a period of three years after declaration will be subject to forfeit upon such determination by the Company’s board of directors.

Liquidation and dissolution. Upon a liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to receive ratably the net assets of the Company after payment of all debts and other liabilities, and after the satisfaction of the rights of any outstanding Preferred Shares.

Other rights and restrictions. Holders of Common Shares have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The rights, powers, preferences and privileges of holders of Common Shares are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Shares that the Company may designate and issue in the future. The Common Shares are not subject to further capital calls by the Company. There are no provisions in the Company’s Memorandum or Articles that discriminate against any existing or prospective holder of Common Shares based on such existing or prospective holder’s ownership of a substantial number of Common Shares.

Neither the laws of the British Virgin Islands nor the Company’s Memorandum or Articles impose any limitations on the right of anyone to own, hold or exercise voting rights to the Common Shares. British Virgin Islands law does not impose any limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights for the Common Shares.

PREFERRED SHARES

The Company’s board of directors is authorized, without further shareholder approval, to issue from time to time up to 250,000 Preferred Shares, in one or more series. Each series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors.

There are currently no Preferred Shares outstanding.

MODIFICATION OF THE RIGHTS OF SHAREHOLDERS

Pursuant to the Company’s Memorandum and Articles and the laws of the British Virgin Islands, the Company’s Memorandum and Articles may be amended by a resolution of the board of directors without shareholder approval. This includes amendments increasing or reducing authorized capital (subject to the requirements of British Virgin Island law), authorizing the issuance of a different class of shares, including Preferred Shares, and increasing or reducing the par value of the Company’s shares. No amendment to the Company’s Memorandum or Articles shall be effective unless and until it is filed with the Companies Registry of the British Virgin Islands.

ANTI-TAKEOVER PROVISIONS

The Company’s Memorandum and Articles do not contain any provisions specifically designed to prevent or delay a change in control of the Company. However, pursuant to British Virgin Island law and the Company’s Memorandum and Articles, the Company may amend the Memorandum and/or Articles by a resolution of the board of directors or a resolution of shareholders. This includes amendments authorizing the creation of different classes of shares, including Preferred Shares. The Company’s ability to amend the Memorandum and Articles by a resolution of directors could have the effect of delaying, deterring or preventing a change in control without any further action by shareholders, including but not limited to, a tender offer to purchase Common Shares at a premium over then current market prices. The issuance of Preferred Shares without shareholder approval, on terms as the board of directors may determine, could adversely affect the voting power of the holders of Common Shares.

Item 2.	Exhibits.

Exhibit No.	Description

1.1	Memorandum of Association of Global-Tech Advanced Innovations Inc., as amended

1.2	Articles of Association of Global-Tech Advanced Innovations Inc., as amended

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

Date December 18, 2008	By:	/s/ Brian Yuen
Brian Yuen
Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of Global-Tech Advanced Innovations Inc., as amended

1.2	Articles of Association of Global-Tech Advanced Innovations Inc., as amended